SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 10)

Quipp, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

748802105

(CUSIP Number)

Alan Singer

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

215-963-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Page 1 of 3 pages)

CUSIP No. 748802105	SCHEDULE 13D	Page 2 of 3

1	NAMES OF REPORTING PERSONS Kenneth G. Langone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 Shares
8 SHARED VOTING POWER 0 Shares
9 SOLE DISPOSITIVE POWER 0 Shares
10 SHARED DISPOSITIVE POWER 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 748802105	SCHEDULE 13D	Page 3 of 3

This Amendment No. 10 amends and supplements the Schedule 13D, as amended, that was filed on behalf of Kenneth G. Langone (the “Filing Person”), successor-in-interest to North-South Investors II, with the Securities and Exchange Commission on November 6, 1989 (the “Schedule 13D”).

Item 5.	Interest in the Securities of the Issuer.

Pursuant to the Agreement and Plan of Merger, dated March 26, 2008, among Quipp, Inc. (the “Issuer”), Illinois Tool Works Inc. (“ITW”) and Headliner Acquisition Corporation, a wholly-owned subsidiary of ITW, the Filing Person’s shares of the Issuer’s common stock were converted into the right to receive $5.41 per share on June 2, 2008.

As a result of this transaction, the Filing Person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock on June 2, 2008 and beneficially owns no shares of the Issuer’s common stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2008
(Date)

/s/ Kenneth G. Langone
(Signature)

Kenneth G. Langone
(Name and Title)